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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               __________________

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 1)
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               __________________

                         NEXT LEVEL COMMUNICATIONS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
              WITH AN EXERCISE PRICE OF $40.00 OR HIGHER PER SHARE
                         (Title of Class of Securities)

                                   65333U 10 4
                      (CUSIP Number of Class of Securities)

                               KEITH A. ZAR, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL, SECRETARY AND
                          CHIEF ADMINISTRATIVE OFFICER
                         NEXT LEVEL COMMUNICATIONS, INC.
                              6085 STATE FARM DRIVE
                         ROHNERT PARK, CALIFORNIA 94928
                                 (707) 584-6820
       (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:
                          CHRISTOPHER L. KAUFMAN, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

                               __________________

                            CALCULATION OF FILING FEE

              Transaction valuation*            Amount of filing fee**
                   $9,564,994                          $1,913.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,668,100 shares of common stock of Next Level Communications, Inc. having an aggregate value of $9,564,994 as of July 10, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable.    Filing party:  Not applicable.
     Form or Registration No.:  Not applicable.  Date Filed:  Not applicable.

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     | |  third-party tender offer subject to Rule 14d-1

     |X|  issuer tender offer subject to Rule 13e-4

     | |  going private transaction subject to Rule 13e-3

     | |  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer | |

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 11, 2001, relating to an offer by Next Level Communications, Inc., a Delaware corporation, to exchange all options outstanding under eligible option plans to purchase shares of Next Level's common stock ("Common Stock"), par value $0.01 per share, with an exercise price of $40.00 or higher per share, for new options to purchase shares of Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated July 11, 2001, and the related Form of Election Concerning Exchange of Stock Options, which, as amended or supplemented from time to time, together constitute the offer.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(1)(xi) attached hereto:

(a)(1)(i)    Offer to Exchange Certain Outstanding Options dated July 11, 2001.*

(a)(1)(ii)   Form of Election Concerning Exchange of Stock Options.*

(a)(1)(iii) Letter and E-mail Communication to Next Level Communications, Inc. Employees from J. Michael Norris, CEO & Chairman, dated July 11, 2001.*

(a)(1)(iv) E-mail Communication to Next Level Communications, Inc. Employees dated July 11, 2001.*

(a)(1)(v) E-mail Communication to Next Level Communications, Inc. Employees to be delivered on or around July 24, 2001.*

(a)(1)(vi) E-mail Communication to Next Level Communications, Inc. Employees to be delivered on or around February 11, 2002.*

(a)(1)(vii)  Form of E-mail Communication to Tendering Option Holders.*

(a)(1)(viii) Form of E-mail Communication to Rejected Tendering Option Holders.*

(a)(1)(ix) Next Level Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000. Filed with the Securities and Exchange Commission on March 19, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(1)(x) Next Level Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001. Filed with the Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(1)(xi) E-mail Communication to Next Level Communications, Inc. Employees dated July 12, 2001.

(a)(2)       Not applicable.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(b)          Not applicable.

(d)(1) Next Level Communications, Inc. Amended and Restated 1999 Equity Incentive Plan. Filed as Appendix A to the Company's 2001 Proxy Statement filed with the Securities and Exchange Commission on April 25, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(2) Form of Option Agreement Pursuant to the Next Level Communications, Inc. 1999 Equity Incentive Plan.*


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(d)(3)       Corporate and Intercompany Agreement by and between General
             Instrument Corporation and Next Level Communications, Inc. dated as of November 15, 1999. Filed as Exhibit 10.2 to our registration statement on Form S-1/A Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(4) Registration Rights Agreement by and among General Instrument Corporation, Spencer Trask Investors LLC and Next Level Communications, Inc. dated as of November 15, 1999. Filed as
             Exhibit 4.2 to our registration statement on Form S-1/A. Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(5) Form of Change of Control Agreements by and between Next Level Communications, Inc and certain officers and directors dated as of April 14, 2000. Filed as Exhibit 10.1 to our quarterly report on Form 10-Q Filed with the Securities and Exchange Commission on November 14, 2000 (File No. 000-27877) and incorporated herein by reference.

(d)(6) Severance Agreement by and between Pete Keeler and Next Level Communications, Inc. dated as of December 4, 2000. Filed as Exhibit
             10.1 to our quarterly report on Form 10-Q filed with Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(7) Credit Agreement by and between Motorola, Inc. and Next Level Communications, Inc. dated as of May 16, 2001. Filed as Exhibit
             99.1 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(8) Form of Common Stock Purchase Warrant by and between Motorola, Inc. and Next Level Communications, Inc. Filed as Exhibit 99.3 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed.


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

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 2001                NEXT LEVEL COMMUNICATIONS, INC.


                                     By:  /s/ Keith A. Zar
                                          -------------------------------------
                                          Name:  Keith A. Zar
                                          Title: Senior Vice
                                          President, General Counsel, Secretary
                                          and Chief Administrative Officer



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



                                  EXHIBIT INDEX

(a)(1)(i)    Offer to Exchange Certain Outstanding Options dated July 11, 2001.*

(a)(1)(ii)   Form of Election Concerning Exchange of Stock Options.*

(a)(1)(iii) Letter and E-mail Communication to Next Level Communications, Inc. Employees from J. Michael Norris, CEO & Chairman, dated July 11, 2001.*

(a)(1)(iv) E-mail Communication to Next Level Communications, Inc. Employees dated July 11, 2001.*

(a)(1)(v) E-mail Communication to Next Level Communications, Inc. Employees to be delivered on or around July 24, 2001.*

(a)(1)(vi) E-mail Communication to Next Level Communications, Inc. Employees to be delivered on or around February 11, 2002.*

(a)(1)(vii)  Form of E-mail Communication to Tendering Option Holders.*

(a)(1)(viii) Form of E-mail Communication to Rejected Tendering Option Holders.*

(a)(1)(ix) Next Level Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000. Filed with the Securities and Exchange Commission on March 19, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(1)(x) Next Level Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001. Filed with the Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(1)(xi) E-mail Communication to Next Level Communications, Inc. Employees dated July 12, 2001.

(a)(2)       Not applicable.

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(b)          Not applicable.

(d)(1) Next Level Communications, Inc. Amended and Restated 1999 Equity Incentive Plan. Filed as Appendix A to the Company's 2001 Proxy Statement filed with the Securities and Exchange Commission on April 25, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(2) Form of Option Agreement Pursuant to the Next Level Communications, Inc. 1999 Equity Incentive Plan.*

(d)(3) Corporate and Intercompany Agreement by and between General Instrument Corporation and Next Level Communications, Inc. dated as of November 15, 1999. Filed as Exhibit 10.2 to our registration statement on Form S-1/A Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(4) Registration Rights Agreement by and among General Instrument Corporation, Spencer Trask Investors LLC and Next Level Communications, Inc. dated as of November 15, 1999. Filed as
             Exhibit 4.2 to our registration statement on Form S-1/A. Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(5) Form of Change of Control Agreements by and between Next Level Communications, Inc and certain officers and directors dated as of April 14, 2000. Filed as Exhibit 10.1 to our quarterly report on Form 10-Q Filed with the Securities and Exchange Commission on November 14, 2000 (File No. 000-27877) and incorporated herein by reference.

(d)(6) Severance Agreement by and between Pete Keeler and Next Level Communications, Inc. dated as of December 4, 2000. Filed as Exhibit
             10.1 to our quarterly report on Form 10-Q filed with Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(7) Credit Agreement by and between Motorola, Inc. and Next Level Communications, Inc. dated as of May 16, 2001. Filed as Exhibit
             99.1 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(8) Form of Common Stock Purchase Warrant by and between Motorola, Inc. and Next Level Communications, Inc. Filed as Exhibit 99.3 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed.

                                                              EXHIBIT (a)(1)(xi)


To:        Next Level Communications Employees

From:      optionquestions@nlc.com

Subject:   Option Exchange: Information Update

Dear Next Level Employees:

      o    FRIDAY ROUND TABLES

           For those of you who are not on the Rohnert Park campus and wish to participate in the Friday round table discussions to get answers to your questions about the Stock Option Exchange Program, a dial-in bridge has been established. These sessions will be held every Friday at 10:00 a.m. and 2:00 p.m. PDT during the offering period in the Yosemite conference room. The dial-in numbers for all sessions are:

      o    US Domestic:          877-323-5228  Passcode:  622573
      o    International:        706-634-4784  Passcode:  622573

      o    ELIGIBILITY

           We also want to remind you that if you do not hold any options with an exercise price of $40 or higher, you are not eligible for the exchange program and will not receive a personalized offer package. If you do not choose to participate in the program or are not eligible to participate in the program, the options you currently hold will not be affected.

           Thank you.